BSP SECURITIES, LLC
(a wholly owned subsidiary of Banks Street Partners, LLC)

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

The Company is exempt from compliance with Rule 15c3-3 under Section k(2)(i) of the Rule. The Company does not carry securities accounts for customers, perform custodial functions relating to customer securities, or clear or introduce customer transactions. The Company was in compliance with the conditions of the exemption as of December 31, 2016

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

The Company is exempt from compliance with Rule 15c3-3 under Section k(2)(i) of the Rule. The Company does not carry securities accounts for customers, perform custodial functions relating to customers securities, or clear or introduce customer transactions. The Company was in compliance with the conditions of the exemption as of December 31, 2016.